EXHIBIT 21

                          SUBSIDIARES OF THE REGISTRANT

Beverage Network of Hawaii, Inc., a Florida corporation
Beverage Network of Massachusetts, Inc., a Florida corporation
Total Beverage Network, Inc., a Florida corporation
Beverage Network of Connecticut, Inc., a Florida corporation
Beverage Network of Maryland, Inc., a Florida corporation
Xstream Beverage Network of Georgia, Inc., a Florida corporation
Xstream Brands, Inc., a Florida corporation